SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 12)*
Houlihan Lokey, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

441593100
(CUSIP Number) Ryan Farha ORIX HLHZ Holding LLC 1717 Main Street, Suite 1100 Dallas, Texas 75201 214-237-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 441593100	SCHEDULE 13D	Page 2 of 6

1.	NAME OF REPORTING PERSON ORIX HLHZ Holding LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,882,912
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 6,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,882,912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 3 of 6

1.	NAME OF REPORTING PERSON ORIX Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(A) ☒ (B) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 31,882,912
	9.	SOLE DISPOSITIVE POWER 0
10.	SHARED DISPOSITIVE POWER 6,377,935
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,882,912
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.5%
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 441593100	SCHEDULE 13D	Page 4 of 6

 The Schedule 13D, dated August 18, 2015, is filed by ORIX HLHZ Holding LLC, a Delaware limited liability company (“HLHZ”), and ORIX Corporation, a Japan corporation (“ORIX” and, together with HLHZ, the “Reporting Persons”), with respect to Class A Common Stock of Houlihan Lokey, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below. This Amendment No. 12 to Schedule 13D does not restate disclosures in the original Schedule 13D that are not being amended, and should be read in conjunction with the original Schedule 13D. Capitalized terms used but not defined herein have the meanings provided in the original Schedule 13D.

The purpose of this Amendment No. 12 is to report (i) the conversion by HLHZ of 394,374 shares of Class B Common Stock into an equivalent number of shares of Class A Common Stock on August 21, 2018 (the “Conversion”) and (ii) the sale by HLHZ of 324,941 shares of Class A Common Stock in reliance on Rule 144 from August 3, 2018 to August 27, 2018 (collectively, the “144 Sales”).

Item 4.  Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

Pursuant to that certain Stockholders’ Agreement, dated as of August 18, 2015 (the “Stockholders’ Agreement”), prior to the fifth anniversary of the Issuer’s IPO, so long as HLHZ’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) was 10% or greater, HLHZ had the right to recommend three director nominees to the board of directors of the Issuer. As a result of recent sales of Class A Common Stock of the Issuer by HLHZ, the Post-IPO Percentage Ownership of HLHZ has decreased below 10%, as a result of which the number of director nominees that HLHZ is entitled to recommend pursuant to the Stockholders’ Agreement was reduced from three to one and the number of director nominees that the trustees of the HL Voting Trust are entitled to recommend was increased from five to seven.

On August 13, 2018, the Issuer, HLHZ and the trustees of the HL Voting Trust entered into a waiver agreement pursuant to which the Issuer and the trustees of the HL Voting Trust waived the provision of the Stockholders’ Agreement requiring HLHZ to take all actions necessary to cause the HLHZ-designated directors to tender their resignations within five business days of HLHZ’s Post-IPO Percentage Ownership dropping below 10%, and HLHZ agreed to take all actions necessary to cause such directors to tender their resignations within one business day of receiving a written request from the trustees of the HL Voting Trust to do so. HLHZ understands that the trustees of the HL Voting Trust are considering potential director candidates and plan to request HLHZ to cause their designated directors to tender their resignations once they have identified their nominees for such replacements and/or the Issuer determines to reduce the size of the board of directors to eliminate any such vacancies. Such waiver incorporated and replaced a prior waiver, dated November 3, 2017, with respect to one HLHZ-designated director, which was entered into following the reduction of HLHZ’s Post-IPO Percentage Ownership below 20%.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The 31,882,912 shares of Class A Common Stock reported as beneficially owned by the Reporting Persons consist of 6,377,935 shares held directly by HLHZ and indirectly by ORIX, as HLHZ is an indirect, wholly owned subsidiary of ORIX ( the “Subject Shares”) and 25,504,977 shares held by the HL Voting Trust. Other than the 609,721 shares of Class A Common Stock held by HLHZ, these shares are receivable upon conversion of a like number of shares of Class B Common Stock:

	Shares of Class A Common Stock Beneficially Owned	Percentage of Class A Common Stock Represented(a)
Reporting Persons	6,377,935	15.6%
HL Voting Trust(b)	25,504,977	42.5%
Total	31,882,912	48.5%

(a)	Based on (i) 34,491,130 shares of Class A Common Stock outstanding as reported in Amendment No. 10 to the HL Voting Trust’s Schedule 13D filed with the Securities and Exchange Commission on August 21, 2018, after giving effect to the Conversion and the 144 Sales, and (ii) 31,273,191 shares of Class B Common Stock outstanding of which 25,504,977 shares of Class B Common stock are subject to the HL Voting Trust as of the date hereof and 5,768,214 shares of Class B Common Stock are owned directly by HLHZ. Each calculation assumes conversion of the Class B Common Stock into the number of shares of Class A Common Stock listed in that row and assumes no other holders of Class B Common Stock convert their shares.
(b)	Based on 25,504,977 shares of Class B Common Stock subject to the HL Voting Trust as reported in Amendment No. 10 to the HL Voting Trust’s Schedule 13D filed with the Securities and Exchange Commission on August 21, 2018.

CUSIP No. 441593100	SCHEDULE 13D	Page 5 of 6

By reason of the Stockholders’ Agreement, the Reporting Persons may be deemed to beneficially own the shares in the HL Voting Trust; however, the Reporting Persons disclaim beneficial ownership of such shares. Together, the parties to the Stockholders’ Agreement hold approximately 90.2% of the voting power of the Issuer’s outstanding capital stock.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares beneficially owned by any of the Reporting Persons.

CUSIP No. 441593100	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2018

ORIX HLHZ Holding LLC

By:	ORIX OpCo Holdings, LLC, its managing member
By:	ORIX Capital Markets, LLC, its managing member
By:	/s/ Paul Wilson
	Name: Title:	Paul Wilson Chief Financial Officer

ORIX Corporation

By:	/s/ Hideto Nishitani
	Name: Title:	Hideto Nishitani Managing Executive Officer